Exhibit 99.1

For Immediate Release

NORSAT ANNOUNCES AMENDED OFFER FROM
HYTERA COMMUNICATIONS CO., LTD. TO BE ACQUIRED
FOR $11.25 USD PER SHARE

Vancouver, British Columbia – May 25, 2017 – Norsat International Inc. (“Norsat” or the “Company”) (TSX: NII and NYSE MKT: NSAT), a provider of unique and customized communication solutions for remote and challenging applications, today announced that further to its news releases of September 19, 2016, March 17, 2017, March 27, 2017, April 17, 2017, May 15, 2017 and May 18, 2017, the Special Committee comprising all of the Independent Directors of the Board of Directors, in consultation with the Company’s legal and financial advisors, have received, reviewed and considered an offer from Hytera to amend the terms of the existing Arrangement Agreement. The amended offer is to acquire the Company for cash consideration of US$11.25 per share, to increase both the Norsat and Hytera termination fees from US$2.0 million to US$2.5 million, respectively, and the removal of the condition that permitted Hytera to not close the transaction in the event that greater than 20% of Norsat Shareholders exercised their Dissent Rights. The Independent Directors have determined that based on the amended offer from Hytera, the Privet Proposal ceases to be a Superior Proposal, and subject to obtaining approval from the Industrial Technologies Office representing the Strategic Aerospace and Defence Initiative program will enter into an amendment of the Arrangement Agreement and implement the amended offer.

The Company intends to hold the previously scheduled Annual General and Special Meeting of Securityholders at the offices of Norsat International Inc. at Suite 110-4020 Viking Way, Richmond, B.C. V6V 2L4 on Monday May 29, 2017 at 2:00 pm (Pacific time), to attend to annual general meeting matters, such as (i) receiving the consolidated financial statements of the Company for the fiscal year ended December 31, 2016, together with the auditor’s report thereon; (ii) electing directors to the Board for the ensuing year; (iii) appointing auditors for the ensuing year and authorizing the directors to fix their remuneration; and then expects to adjourn the meeting thereafter to a date and time to be determined, to allow sufficient time to prepare and provide Securityholders with additional information related to the amended offer from Hytera.

At this time, there can be no assurance that the amended offer will lead to the execution of an amended arrangement agreement with Hytera, or that the transaction contemplated by Hytera will obtain all necessary approvals or be consummated.

About Norsat International Inc.

Founded in 1977, Norsat International Inc. is a provider of unique and customized communication solutions for remote and challenging applications. Norsat’s products and services include leading-edge product design and development, production, distribution and infield support and service of fly-away satellite terminals, microwave components, antennas, Radio Frequency (RF) conditioning products, maritime based satellite terminals and remote network connectivity solutions. More information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2800.

Forward Looking Statements

The discussion and analysis of this news release contains forward-looking statements concerning anticipated developments in Norsat’s operations in future periods, the adequacy of its financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates”, “predicts,” “potential,” “targeted,” “plans,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may”, “could” or “should” occur or be achieved. These forward-looking statements include, without limitation, statements about the proposed acquisition by Hytera, the upcoming Annual General and Special Meeting of Securityholders, the adequacy of available cash resources and other statements about future events or results. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, such as business and economic risks and uncertainties. The forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. Consequently, all forward-looking statements made in this news release are qualified by this cautionary statement and there can be no assurance that actual results or anticipated developments will be realized. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date of this news release and Norsat assumes no obligation to update or revise them to reflect new events or circumstances, other than as required by law.

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For further information, contact:

Dr. Amiee Chan	Mr. Arthur Chin
President & CEO	Chief Financial Officer
Tel: 604 821-2800	Tel: 604 821-2800
Email: achan@norsat.com	Email: achin@norsat.com

Shareholder contact:

Evolution Proxy, Inc.
1-844-226-3222 (North American Toll Free Number)
1-416-855-0238 (Outside North America)
info@evolutionproxy.com